Keto5, Inc.



ANNUAL REPORT

300 South Beverly Drive, Suite 108

Beverly Hills, CA 90212

(424) 394-0922

https://www.keto5.com/

This Annual Report is dated May 31, 2023.

BUSINESS

Keto5, Inc. is a corporation organized under the laws of the state of Delaware that sells ketogenic supplements to medical care providers. The Company's business model consists of s business to business sales channel focused on US health care professionals. Our products are sold across all U.S. states] at to health care professionals as well as direct-to-consumer businesses online but only if authorized by a state licensed health care professional. The Company has a unique suite of products in a fast growing space with a very experienced team - the founder is a experienced and highly regarded physician.

Keto5, Inc. was initially organized asKeto5.com LLC, a Nevada limited liability company in 2016 and converted to a Delaware corporation on February 15, 2022

The Company received the right to use, multiple Patents both U.S. and international, filed with the USPTO from 2013 - 2021. The Company's core products contain a salt mixture that is patented by Axcess Global Sciences, LLC. Under an exclusive licensing agreement with Axcess Global Sciences, the Company has received the exclusive right to sell products with this patented salt mixture through a clinical/medical professional distribution network. The agreement has an intial 5 year term but is automatically renewed unless the Company is in material default of the Agreement.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $149564.40

Number of Securities Sold: 39,588

Use of proceeds: Operations, Inventory purchases

Date: May 20, 2023
Offering exemption relied upon: There was no offering exemption

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

How long can the business operate without revenue:

We anticipate that Commercial sales will begin in June 2023.

Foreseeable major expenses based on projections:

Inventory purchases, marketing and sales expenses.

Future operational challenges:

Bariatrix Nutriation terminated its contract with Keto5 in October, 2022. Management believes that the termination was unjustified and has given rise to a potential legal claim that the company is exploring. The company is in discussions with Axcess Global Sciences (AGS) whereby AGS will acquire an additional 45% of the preferred shares of Keto5 in exchange for eliminating minimum royalties and minimum BHB purchase requirements. AGS has also agreed to supply a significant line of credit that will give the company the necessary operating capital it needs. It is expected that this transaction will close between June and July, 2023. The major challenges will be in expanding the business to the medical (non-weight loss) side of the business since there are no guaranteed revenues for this side of the business. Convincing third party payers to reimburse patients for the uses of Keto5 products is the greatest challenge and opportunity at the same time.

Future challenges related to capital resources:

The pending transaction with AGS will provide the company with adequate operating resources.

Future milestones and events:

Product has been manufactured and will be ready to sell by June 1, 2023. The closing of the transaction with AGS will be a major milestone

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $6,255.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

There are two outstanding loans to shareholders totaling approximately $27,000

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Stephen Drimmer

Stephen Drimmer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO & Director

Dates of Service: February, 2021 - Present

Responsibilities: In charge of all company operations. Salary is $120,000.

Other business experience in the past three years:

Employer: SkyBell Technologies

Title: CEO

Dates of Service: January, 2019 - May, 2019
Responsibilities: Chief Executive Officer

Other business experience in the past three years:

Employer: Silverlight Entertainment LLC

Title: President

Dates of Service: January, 2001 - Present
Responsibilities: Chief Executive Officer

Other business experience in the past three years:

Employer: Mount Hope Mines Inc

Title: PRES

Dates of Service: January, 2001 - Present
Responsibilities: Chief Executive officer

Other business experience in the past three years:

Employer: LIVE2RE

Title: General Counsel

Dates of Service: March, 2022 - Present
Responsibilities: Provide legal counsel

Name: Stanley Ho

Stanley Ho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer & Director

Dates of Service: February, 2017 - Present

Responsibilities: Formulation and Production. Salary is $60,000

Other business experience in the past three years:

Employer: ADVA Optical

Title: Validation Engineer

Dates of Service: December, 1993 - June, 2020
Responsibilities: Testing and Validation of new hardware and software Products

Name: G. Michael Wool

G. Michael Wool's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: January, 2016 - Present

Responsibilities: Management of corporation. Salary is $100,000. Michael spends 4 days a week serving as CEO for Keto5 and one day a week working serving patients as a physician. His clinic work is business related as his patients are being evaluated for or being treated for wait loss or other conditions where ketosis is applicable and the treatment options often involve the use of Keto5 products.

Other business experience in the past three years:

Employer: Self

Title: Physician

Dates of Service: July, 1985 - Present
Responsibilities: Patient care

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Stanley Tuck Hop Ho

Amount and nature of Beneficial ownership: 2,700,000

Percent of class: 25.65

Title of class: Class A Common Stock

Stockholder Name: Samantha Jean Wool

Amount and nature of Beneficial ownership: 3,225,000

Percent of class: 30.637

RELATED PARTY TRANSACTIONS

Name of Entity: Michael Wool

Relationship to Company: Officer

Nature / amount of interest in the transaction: The company does not pay rent to Michael Wool for use of his medical offices for the Headquarters of Keto5.

Material Terms: $0.00 per month rent.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 225,263 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 10,526,316 outstanding.

Voting Rights

One vote per share

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Previous Offerings (copy and paste the information above and edit appropriately) Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the supplements industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Keto5 Inc was formed on Feb 10, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Keto5 Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Targeted Ketosis is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2023.

Keto5, Inc.

By   /s/ *Stephen Drimmer*

   Name: Keto5, Inc.

   Title: Chief Operating Officer

Exhibit A

FINANCIAL STATEMENTS

Management Report

Keto5 Inc.
For the period ended December 31, 2022



Prepared by

Keto5 Management

Prepared on

May 18, 2023

Table of Contents

Balance Sheet 2022

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
CalPrivate 231355	178.14
Citizens Bank 2451	6,047.30
Total Bank Accounts	**6,225.44**
Other Current Assets	
Inventory	30,675.00
Prepaid Expenses	13,726.85
Total Other Current Assets	**44,401.85**
Total Current Assets	**50,627.29**
Fixed Assets	
Accumulated Depreciation	-1,729.58
Machinery & Equipment	3,144.69
Total Fixed Assets	**1,415.11**
Other Assets	
Accumulated Amortization	-3,902.29
Trademark- Keto5 Longer Brighter	5,060.00
Trademark- Pending	37,153.50
Website Costs	28,129.00
Total Other Assets	**66,440.21**
TOTAL ASSETS	**$118,482.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	11,003.25
Total Accounts Payable	**11,003.25**
Credit Cards	
Chase Drimmer (4766)	587.06
Total Credit Cards	**587.06**
Other Current Liabilities	
Drimmer Loan	14,600.00
Wool Loan	13,362.25
Total Other Current Liabilities	**27,962.25**
Total Current Liabilities	**39,552.56**
Total Liabilities	**39,552.56**
Equity	
A Common Stock	357,712.26
B Common Stock	65,904.22
Retained Earnings	-241,394.69

	Total
Net Income	-103,291.74
Total Equity	**78,930.05**
TOTAL LIABILITIES AND EQUITY	**$118,482.61**

Profit and Loss 2022

January - December 2022

	Total
INCOME	
Sales	1,334.63
Total Income	**1,334.63**
COST OF GOODS SOLD	
Cost of Goods Sold	537.85
Inventory Spoilage/Waste/Sample/Giveaway	44,299.71
Shipping & Fulfillment	475.30
Total Cost of Goods Sold	**45,312.86**
GROSS PROFIT	**-43,978.23**
EXPENSES	
Advertising & Marketing	391.10
Auto	3.00
Bank Charges & Fees	1,147.05
Contractors	600.00
Dues & Subscriptions	50.00
Insurance	9,348.25
Interest Paid	237.20
Legal & Professional Services	39,266.15
Meals & Entertainment	1,433.23
Office Expense & Software	885.69
Taxes & Licenses	848.00
Travel	1,164.80
Total Expenses	**55,374.47**
NET OPERATING INCOME	**-99,352.70**
OTHER EXPENSES	
Amortization	3,310.10
Depreciation	628.94
Total Other Expenses	**3,939.04**
NET OTHER INCOME	**-3,939.04**
NET INCOME	**$ -103,291.74**

Statement of Cash Flows 2022

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-103,291.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	24,840.00
Prepaid Expenses	-11,242.03
Accumulated Depreciation	628.94
Accumulated Amortization	3,310.10
Trademark- Keto5 Longer Brighter	-322.50
Trademark- Pending	-35,153.50
Accounts Payable (A/P)	8,693.25
Chase Drimmer (4766)	587.06
Drimmer Loan	14,600.00
Wool Loan	13,362.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,303.57**
Net cash provided by operating activities	**-83,988.17**
INVESTING ACTIVITIES	
Website Costs	-88.00
Net cash provided by investing activities	**-88.00**
FINANCING ACTIVITIES	
A Common Stock:Wool Equity	19,504.00
B Common Stock:Bryn Mawr Trust	135,961.10
B Common Stock:Capital Raise Expenses	-70,056.88
Net cash provided by financing activities	**85,408.22**
NET CASH INCREASE FOR PERIOD	**1,332.05**
Cash at beginning of period	4,893.39
CASH AT END OF PERIOD	**$6,225.44**

Keto5.com LLC
Balance Sheets
December 31, 2021 and 2020

	2021	2020
Assets		
Current assets:		
Cash	$ 4,894	$ 995
Inventory	55,515	58,465
Prepaid expenses	2,485	2,407
Total current assets	$ 62,894	$ 61,867
Property and equipment, net	2,044	2,673
Intangible assets, net	34,186	4,619
Total assets	$ 99,124	$ 69,159
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,310	$ -
Total current liabilities	2,310	-
Members' equity	96,814	69,159
Total liabilities and members' equity	$ 99,124	$ 69,159

No assurance is provided

3

Keto5.com LLC
Statements of Operations and Members' Equity
Years Ended December 31, 2021 and 2020

		2021		**2020**
Net sales	$	3,900	$	1,502
Cost of sales		2,766		611
Gross profit		1,134		891
Other operating expenses		2,600		22,960
Selling, general and administrative		57,755		36,998
Depreciation and amortization		1,103		590
Net loss		(60,324)		(59,657)
Members' equity:				
Beginning of year		69,159		58,421
Contributions		87,979		70,395
End of year	$	96,814	$	69,159

Keto5.com LLC
Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	**2020**
Cash flows from operating activities		
Net loss	$ (60,324)	$ (59,657)
Adjustments to reconcile net loss to net cash used in operating activites		
Depreciation and amortization	1,103	590
Changes in operating assets and liabilities		
Inventory	2,950	(6,529)
Prepaid expenses	(78)	(2,407)
Accounts payable and accrued liabilities	2,310	-
Net cash used in operating activities	(54,039)	(68,003)
Cash flows from investing activities		
Purchases of property and equipment	-	(3,145)
Trademarks	(2,000)	(4,250)
Website development costs	(28,041)	-
Net cash used in investing activities	(30,041)	(7,395)
Cash flows from financing activities		
Contributions	87,979	70,395
Net cash provided by financing activities	87,979	70,395
Net increase (decrease) in cash	3,899	(5,003)
Cash		
Beginning of year	995	5,998
End of year	$ 4,894	$ 995

No assurance is provided

	Common stock A			Common stock B			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount		Shares	Amount				
Issuance of founders stock	10,526,316	$ 105		-	$-		$ 116,212	$-	$ 116,318
Shares issued for cash	-	-		38,644	72,256		-	-	72,256
Shares issued for services	-	-		944	2,166		-	-	2,166
Net income (loss)	-	-		-	-		-	(103,292)	(103,292)
31-Dec-22	-	-		39,588	$74,423		$ 116,212.31	$ (103,292)	$ 87,448

Par Value: .00001

NOTE 1 – NATURE OF OPERATIONS

Keto5, Inc. was formed on [Jan. 22, 2022] ("Inception") in the State of [Delaware]. The financial statements of [Keto5, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Beverly Hills, CA].

Keto5, Inc..[Manufactures and sells exogenous ketone salt supplements and other related supplements both direct to consumer and through a network of healthcare professionals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of Keto5 Products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware and California state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has incurred debt of approximately $27,000 loaned to Company from its CEO and COO. The debt is evidenced by two promissory notes due June 30, 2025 and with interest at 3% per annum.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our Class A common stock with par value of $.00001 and 10,000,000 shares of our Class B common stock with a par value of $.00001. As of Dec. 31, 2022 the company has currently issued 10,526,316 shares of our Class A common stock and 38,644 shares of our Class B common stock

NOTE 6 – RELATED PARTY TRANSACTIONS

As described above, the company was loaned a total of $27,962.25 from Michael Wool and Stephen Drimmer

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through Dec. 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I,Glen Michael Wool (Print Name), the Chief Executive Officer (Principal Executive Officers) of Keto5, Inc. (Company Name), hereby certify that the financial statements of KETO5, Inc. (Company Name) and notes thereto for the periods ending Dec 31, 2021 (first Fiscal Year End of Review) and Dec 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Keto5, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th Day of May, 2023 (Date of Execution).

G. Michel Wool

CEO

May 25, 2023

CERTIFICATION

I, Stephen Drimmer, Principal Executive Officer of Keto5, Inc., hereby certify that the financial statements of Keto5, Inc. included in this Report are true and complete in all material respects.

Stephen Drimmer
_____

Chief Operating Officer